Exhibit 99.1

Press release
ING Corporate Communications
Amsterdam, 11 May 2023

ING posts 1Q2023 net result of €1,591 million with strong income growth and modest risk costs

Profit before tax increases strongly to €2,344 million in 1Q2023; CET1 ratio strengthens to 14.8%

- Significant income growth, with rising interest rates having a positive impact on liability margins
- Modest risk costs, reflecting strong asset quality
- Growth of 106,000 in primary customers and increase in net core deposits of €1.3 billion
- Additional distribution to shareholders of €1.5 billion

CEO statement

"The year 2023 got off to a good start, as we recorded a strong first quarter," said ING CEO Steven van Rijswijk. "Our results confirm the strength of our diversified business model with a growing client franchise. Our solid capital position, diversified funding profile and sound risk management enabled us to continue supporting our customers and the broader economy.

"During this quarter, marked by turbulent market conditions, clients continued to put their trust in us. This was evidenced by our stable and diversified deposit base, which grew by €1.3 billion in the quarter. Another key element for future value creation is increasing the number of primary customers, as this provides us with opportunities to deepen our client relationships. I'm pleased that our primary customer base grew by 106,000 to 14.7 million during this quarter, with a strong contribution from our franchise in Germany.

"Financially, we benefited from the current interest rate environment. Our income was 21 percent higher than a year ago, supported by improved margins on liabilities. Wholesale Banking had a particularly good quarter, with a strong income contribution from daily banking and good results in Financial Markets. Expenses increased on the back of salary raises and higher marketing expenses to support the growth of our business. Quarter-on-quarter, the inflationary effects were less pronounced, but we will keep a close eye on expenses to stay competitive. Risk costs were modest, reflecting the quality of our loan book and including some releases from earlier provisions.

"Offering customers a superior experience is a pillar of our 'making the difference' strategy. An example of how we're making our services more accessible is a voice functionality on our app in the Netherlands that allows visually impaired people to carry out mobile payments independently and safely. And in Germany the online identity card function is making onboarding faster and more convenient. Already used by up to 20 percent of new customers to identify themselves, it is scalable and efficient due to its fully digital nature. In terms of key performance indicators, we retain a leading NPS position in five of our 10 Retail markets, we rate above 4.5 stars in iOS and Android App stores in eight and five countries respectively, and more than 72 percent of customer communications were personalised in the first quarter.

"The other pillar of our 'making the difference' strategy is to put sustainability at the heart of what we do. We aim to facilitate and finance society's shift to a low-carbon future by supporting our clients in their transitions. In the first quarter of 2023, we closed 98 sustainability transactions and achieved a volume of sustainable finance mobilised of €21.9 billion year-to-date.

"Last year we became the first global bank to restrict project financing of new 'upstream' projects for the exploration and extraction of new oil and gas fields. In March this year, we announced that we will further expand this approach to 'midstream' (oil & gas infrastructure) activities. We also aim to reduce the volumes of the traded oil and gas that we finance. At the same time, we aim to increase the annual amount that we lend to renewables. I'm pleased that ING was ranked in the top-10 of leading global lenders in clean energy in 2022.

"Overall, our first-quarter results reflect the outstanding work of our employees worldwide, who bring our strategy into action each day. I'm proud of how our people have supported our customers and each other in times of need, as we saw after the devastating earthquakes in Turkey and Syria and as we continue to see in Ukraine. I'm confident we will continue to deliver value for all our stakeholders."

Investor enquiries
E: investor.relations@ing.com

Press enquiries
T: +31 (0)20 576 5000
E: media.relations@ing.com

Analyst call
11 May 2023 at 9:00 am CET
+31 20 794 8428 (NL), PIN code: 0533254#
+44 330 551 0202 (UK), PIN code: 0533254#
(Registration required via invitation)
Live audio webcast at www.ing.com

Media call
11 May 2023 at 11:00 am CET
+31 20 708 5073 (NL)
+44 330 551 0200 (UK)
(Quote *ING Media Call 1Q2023* when prompted by the operator)
Live audio webcast at www.ing.com

Business Highlights

Primary customers **14.7 mln** +106,000 in 1Q2023	**Net result** **€1,591 mln** +271% vs 1Q2022	**CET1 ratio** **14.8%** +0.3% vs 4Q2022
Mobile-only customers **57%** of total active customers vs 52% in 1Q2022	**Fee income** **€896 mln** -4% vs 1Q2022	**Return on equity (4-qtr rolling avg)** **9.7%** +1.7% vs 1Q2022

Customer experience

NPS score:

Ranked #1 in 5 of 10 Retail markets

Primary customers:

+106,000 in 1Q2023

A superior customer experience is what differentiates us and we're continuously working to offer customers an experience that is relevant, easy, personal and instant. Our net promoter scores (NPS) show that customers value our services. In 1Q2023 we were number one in five of our 10 retail markets.

Customers continue to embrace mobile banking. In 1Q2023, the number of mobile transactions increased 51% compared with the same quarter a year ago.

Through our partnership with Amazon, customers of ING in Belgium can now benefit from up to 11 percent cashback on Amazon.com.be. By activating the ING+ deals service via the banking app, Belgian customers can enjoy cashback savings from more than 50 merchant partners. ING is the first Belgian bank to offer such a cashback incentive in partnership with Amazon. We introduced a similar service in Germany in 2021, where our customers get a cashback on their Amazon orders via DealWise, ING's shopping platform. Banks, also ING, are committed to making their payment services accessible to all. This includes customers with a visual impairment. In March 2023, we introduced an option in our Android app in the Netherlands that enables visually impaired people to hear the amount they are about to pay before confirmation of their payment, giving them the confidence that the transaction is correct.

Knowing who we do business with (KYC) helps us keep ING – and the financial system – safe. To make onboarding and the collection of the required KYC documentation for new Wholesale Banking clients easier, we've introduced DOOR – direct online onboarding request – on Wholesale Banking's InsideBusiness banking platform. Available in 15 countries, DOOR is an example of how we're using our scalable technology and operations to provide a seamless digital service that saves time for our clients and our employees.

Sustainability

Volume mobilised

€21.9 bln in 1Q2023
vs €17.3 bln in 1Q2022

Sustainability deals supported by ING:

98 in 1Q2023
vs 77 in 1Q2022

In 1Q2023, we made further progress on our sustainability goals and supported clients in making the transition to more sustainable ways of doing business.

ING advised SAP SE, the world's largest provider of enterprise application software, on the refinancing and increase of a €3 billion syndicated revolving credit facility, its first sustainable finance transaction. SAP's mission is to empower its clients on their 'green' journey via its cloud-based solutions. ING in Germany acted as sole ESG coordinator for establishing the sustainability terms, and was also joint coordinator and bookrunner. In structuring the deal, ING's teams engaged with SAP's Treasury, Environmental, and Diversity & Inclusion teams to help align the company's general business strategy with its ESG ambitions.

Aligning the most carbon intensive parts of our oil and gas portfolio with climate goals is one of the ways we aim to fight climate change. In 2022, ING became the first global bank to restrict the financing of projects for the exploration and extraction of new oil and gas fields. In March this year, we announced that we will expand this approach to restricting the project financing of the infrastructure activities that unlock these new oil and gas fields. Ultimately, one of the best ways to decarbonise society is to increase the availability of renewable energy. That's why we have intensified our renewable energy efforts. According to Bloomberg NEF, ING already is a top-10 global lender in clean energy. We announced our aim to grow our annual commitment to new financing of renewable energy by 50 percent by the end of 2025. At year-end 2022, already 59 percent of our lending portfolio for power generation was in renewable energy (a total of €8 billion), meaning a 10 percent increase compared with 2021.

ING Press Release 1Q2023 2

Consolidated Results Consolidated results 1Q2023 1Q2022 Change 4Q2022 Change Profit or loss (in € million) 3.9% 3,860 20.4% 3,333 4,012 Net interest income - excl. net TLTRO impact - 315 - 100.0% 82 0 Net interest income - net TLTRO impact 1) 0.9% 888 - 4.0% 933 896 Net fee and commission income 0.0% 15 - 48.3% 29 15 Investment income 53.3% 420 190.1% 222 644 Other income 14.4% 4,868 21.0% 4,600 5,567 Total income - 1.9% 2,596 10.9% 2,296 2,546 Expenses excl. regulatory costs 80.4% 291 - 19.1% 649 525 Regulatory costs 2) 6.3% 2,888 4.3% 2,945 3,071 Operating expenses 26.1% 1,980 50.8% 1,655 2,496 Gross result - 43.5% 269 - 84.6% 987 152 Addition to loan loss provisions 37.0% 1,711 250.9% 668 2,344 Result before tax 24.3% 575 268.6% 194 715 Taxation - 20.8% 48 - 17.4% 46 38 Non - controlling interests 46.1% 1,089 270.9% 429 1,591 Net result Profitability and efficiency 1.36% 1.37% 1.59% Interest margin 59.3% 64.0% 55.2% Cost/income ratio 17 62 9 Risk costs in bps of average customer lending 8.8% 3.3% 13.0% Return on equity based on IFRS - EU equity 3) 14.5% 14.9% 14.8% ING Group common equity Tier 1 ratio - 1.2% 331.5 - 2.2% 334.9 327.4 Risk - weighted assets (end of period, in € billion) Customer balances (in € billion) - 0.3% 641.5 0.9% 633.9 639.5 Customer lending 4) 3.0% 640.8 4.8% 629.9 660.2 Customer deposits 3.1 0.4 1.0 Net core lending growth (in € billion) 5) 7.2 - 0.7 1.3 Net core deposits growth (in € billion) 5) 1) Net TLTRO impact includes both the spread between the funding rate of our TLTRO III participation and the prevailing ECB deposit facility rate, as well as the hedge results on our TLTRO - related derivative position as of 3Q2022. 2) Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and the (European) single resolution fund (‘SRF’). 3) Annualised net result divided by average IFRS - EU shareholders' equity excluding reserved pro fi ts not included in CET1 capital. 4) For customer lending, the comparable data for 31 December 2022 have been lowered by €492 million to re fl ect a late year - end adjustment. 5) Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Total income Total income in 1Q2023 was very strong at €5,567 million, particularly driven by Retail Banking and the cash management activities within Wholesale Banking, re fl ecting the current interest rate environment. Income was also supported by higher results in Financial Markets. Year - on - year, net interest income excluding TLTRO was supported by the strong increase of interest margins on liabilities, combined with an increase in customer deposit balances. Net interest income from mortgages declined, albeit at a slower pace, re fl ecting higher funding costs and a lower level of income from prepayment penalties. Interest income from other lending decreased, as higher average volumes could not fully compensate for lower margins. Financial Markets recorded strong income growth in all segments. Rising rates led to higher funding costs resulting in a reduction in net interest income. This was more than o ﬀ set by increased other income from rising rates related to opposite positions. Treasury bene fi ted from prevailing favourable FX swap interest rate di ﬀ erentials. These activities led to a decrease in net interest income of € - 234 million, which was more than o ﬀ set by an increase of €267 million in other income. Sequentially, when excluding the net TLTRO impact, a higher net interest income on liabilities more than compensated for the lower net interest income from the aforementioned Treasury activities. In 4Q2022, the impact of these activities on net interest income was € - 137 million and €+184 million on other income. Net interest income (in € million) and net interest margin (in %) 0 - 1,000 5,000 4,000 3,000 2,000 1,000 4,012 3,389 1Q2022 2Q2022 3Q2022 4Q2022 1Q2023 3,604 - 343 Net interest income excl. Polish mortgage moratorium and TLTRO (lhs) Net interest income Polish mortgage moratorium (lhs) Net interest margin (rhs) Net interest margin excl. Polish mortgage moratorium and TLTRO (rhs) Net interest income TLTRO (lhs) 1.28% 1.34% 3,333 1.33% 1.59% 1.36% 1.7 1.6 1.5 1.4 1.3 1.2 1.1 3,860 - 315 1.37% 1.36% 1.59% 1.48% 1.39% The net interest margin was 1.59% in 1Q2023. Excluding TLTRO impacts in the prior periods, this was an improvement of 11 basis points sequentially and 25 basis points year - on - year. ING Press Release 1Q2023 3

Consolidated Results

The fourth quarter of 2022 included a net TLTRO impact of €-315 million, reflecting the net negative impact of unwinding our TLTRO-related derivative position (as a result of the ECB's decision to change the conditions for the TLTRO programme) and the remaining TLTRO benefit until 23 November 2022. In 1Q2022, the benefit from the TLTRO programme was €82 million.

Net core lending growth – which excludes FX impacts and movements in Treasury lending as well as in the run-off portfolios – was €1.0 billion in 1Q2023. Net core lending growth in Retail Banking was €2.2 billion and consisted of €0.8 billion of growth in residential mortgages (primarily in the Netherlands and Germany) and €1.4 billion in other retail lending (mainly in Belgium). In Wholesale Banking, core lending declined by €1.2 billion, as €1.8 billion of growth in Lending was more than offset by a lower utilisation in Working Capital Solutions and the impact of lower commodity prices in trade finance.

In a quarter with quite some market turmoil, our deposit base remained resilient. Net core deposits growth – which excludes FX impacts and movements in Treasury deposits as well as in the run-off portfolios – was €1.3 billion in 1Q2023. The quarterly growth in Retail Banking amounted to €1.7 billion, mainly reflecting inflows in Poland, Spain, Belgium and Germany, partly offset by lower current account balances and a shift from deposits to assets under management in the Netherlands. Net core deposits in Wholesale Banking declined by €0.4 billion.

Net fee and commission income amounted to €896 million. In Retail Banking, daily banking fees increased year-on-year on the back of higher charges for payment packages and new service fees. This was more than offset, however, by a decline in fees from investment products compared with a record level in 1Q2022, reflecting lower assets under management and subdued trading activity. In Wholesale Banking, fee income was stable as higher fee income from Lending deals compensated for the impact of lower commodity prices on fee income in Trade & Commodity Finance.

Compared with 4Q2022, total fee income rose slightly. In Retail Banking, the increase in fee income was driven by investment products as stock markets recovered. Fee income for Wholesale Banking rose slightly on a sequential basis. A higher deal flow in Global Capital Markets was partly offset by lower commissions in Corporate Finance and in Lending, after a strong 4Q2022.

Investment income was €15 million in 1Q2023 and decreased by €14 million compared with 1Q2022, which had included a capital gain in Belgium. Sequentially, investment income was flat.

Other income rose from both comparable quarters. Strong trading results for Financial Markets in 1Q2023 and the aforementioned shift from Treasury-related net interest income to other income (reflecting benefits from market opportunities) more than offset a €-70 million IAS 29 impact to reflect hyperinflation in Turkey (versus €-32 million in 4Q2022).

The first quarter of 2022 had included a €150 million impairment on our equity stake in TMBThanachart Bank (TTB) and negative valuation adjustments in Financial Markets as a result of the Russian invasion in Ukraine. The fourth quarter of 2022 had included a €67 million gain from a legacy entity in Retail Belgium and a final payment of €14 million from the transfer of our investment business in France to Boursorama.

Operating expenses

Total operating expenses were €3,071 million, including €525 million of regulatory costs and €4 million of incidental cost items.

Expenses excluding regulatory costs and incidental items were €2,541 million. The year-on-year expense growth of 10.7% was primarily attributable to the impact of high inflation on staff expenses, reflecting indexation and CLA increases across most of our markets since 1Q2022. Additionally, marketing expenses increased, particularly in the Challenger and Growth markets, to invest in further growth of our customer base. Expenses also included €27 million of legal claims in Retail Challengers & Growth Markets. Compared with 4Q2022, expenses excluding regulatory costs and incidental items only marginally increased. This mainly reflected higher staff expenses, IT investments and legal provisions, which were offset by lower professional fees and marketing expenses. Furthermore, 4Q2022 included €15 million of impairments in Wholesale Banking.

Operating expenses (in € million)


3,500
3,000
2,500
2,000
1,500
649
2,296
159
214
2,365
85
96
2,448
82
291
2,515
4
525
2,541
1Q2022
2Q2022
3Q2022
4Q2022
1Q2023
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Operating expenses in 1Q2023 included €4 million for hyperinflation accounting impacts on expenses in Turkey (due to accounting requirements of IAS 29). There were no incidental cost items in 1Q2022, while 4Q2022 included €82 million of incidental cost items, consisting of €43 million of restructuring costs, €30 million of allowances to employees to help cover their increased energy costs and a €9 million IAS 29 impact.

Regulatory costs were €525 million and are seasonally higher in the first quarter of the year. This reflects the accounting requirement to recognise certain annual charges in full in the first quarter, such as the contributions to the European Single Resolution Fund (SRF) and to the Belgian deposit guarantee

ING Press Release 1Q2023

4

Consolidated Results scheme, and the Belgian bank tax (whereas the annual Dutch bank tax is recorded in the fourth quarter). The €124 million decrease in regulatory costs compared with 1Q2022 was mainly caused by a lower tari ﬀ for the European SRF contribution. Addition to loan loss provisions Net additions to loan loss provisions amounted to €152 million. This is equivalent to 9 basis points of average customer lending and is well below the through - the - cycle average. Stage 3 risks costs were €197 million. This was mainly related to collective provisions, including additions for model adjustments, while additions for individual client fi les were limited. Total Stage 1 and 2 risk costs (including o ﬀ - balance - sheet provisioning and modi fi cations) were € - 45 million. This included a €118 million net release of Stage 2 provisions for our Russia - related portfolio, mainly due to a further reduction of our exposure. It also included a €46 million addition for adjustments to CHF - indexed mortgages in Poland to re fl ect the changed expectation in future cash fl ows following the opinion of the Advocate General on a case pending at the European Court of Justice. Addition to loan loss provisions (in € million) 1,500 1,000 500 0 - 500 403 269 202 987 152 1Q2022 2Q2022 3Q2022 4Q2022 1Q2023 S2a%#  9 A ',!*3"',% - oR a*a,!#R1&##2 Stage 3 Net result ING’s net result in 1Q2023 was €1,591 million compared with €429 million in 1Q2022. The increase re fl ects strong income growth and modest risk costs, which in the year - ago quarter had been heavily impacted by Russia's invasion of Ukraine. The e ﬀ ective tax rate in 1Q2023 was 30.5% (which took into account non - deductible interest expenses in various countries) compared with 29.0% in 1Q2022 and 33.6% in 4Q2022. The strong fi rst - quarter result was re fl ected in the return on average IFRS - EU equity of 13.0%. On a four - quarter rolling average basis, the return on average IFRS - EU equity increased to 9.7% from 7.2% in the previous four - quarter rolling period. Return on equity ING Group (in %) 0 5 10 15 1Q2022 2Q2022 3Q2022 4Q2022 1Q2023 Return on IFRS - EU equity (quarter) Return on IFRS - EU equity (4 - quarter rolling average) 9.7 13.0 8.0 3.3 9.2 7.5 8.8 7.2 7.7 6.8 ING’s return on equity is calculated using IFRS - EU shareholders' equity after excluding 'reserved pro fi t not included in CET1 capital', which amounted to €2,241 million as per the end of 1Q2023. This re fl ects 50% of the resilient net pro fi t in both 2022 and 1Q2023, which has been reserved for distribution in line with our policy, minus the 2022 interim dividend that was paid in August 2022. ING Press Release 1Q2023 5 Resilient net pro fi t is de fi ned as net pro fi t adjusted for signi fi cant items that are not linked to the normal course of business. In line with this de fi nition, and consistent with prior quarters, the impact of hyperin fl ation accounting has been excluded. Therefore, resilient net pro fi t was €68 million higher than net pro fi t in 1Q2023.

Consolidated Balance Sheet Balance sheet In 1Q2023, ING’s balance sheet increased by €54.4 billion to €1,022.2 billion, including €4.6 billion of negative currency impacts (mainly due to the depreciation of the US dollar and Australian dollar against the euro). The increase on the asset side of the balance sheet was mainly visible in cash and balances with central banks and in fi nancial assets at fair value through pro fi t or loss, which were both at relatively low levels at year - end 2022. Customer lending, adjusted for €3.1 billion of negative currency impacts, increased by €1.1 billion. Growth in Retail Banking (mainly in Belgium and Germany) was partly o ﬀ set by a decline in Wholesale Banking (mainly lower utilisation in Working Capital Solutions). On the liability side of the balance sheet, the main increases were recorded in fi nancial liabilities at fair value through pro fi t or loss (mirroring the development on the asset side of the balance sheet) and in customer deposits (which rose by €19.4 billion, mainly related to Treasury and driven by market opportunities). The increase in debt securities in issue was due to higher CD/CPs and €4.0 billion of covered bonds that were issued on 15 February. Subordinated loans included a $1.0 billion issuance of AT1 securities on 14 February and a dual - tranche issuance of Tier 2 bonds in February (of GBP 0.75 billion and €0.5 billion, respectively), which were largely o ﬀ set by the call of a $1.25 billion Tier 2 bond in March. Deposits from banks declined due to a €5.0 billion early partial repayment of ING’s TLTRO III participation. Of the remaining €31.0 billion TLTRO III participation, €25.0 billion will mature in June 2023 and €6.0 billion in March 2024. Shareholders’ equity Change in shareholders’ equity 1Q2023 in € million 49,909 Shareholders' equity beginning of period 1,591 Net result for the period 84 (Un)realised gains/losses fair value through OCI 4 (Un)realised other revaluations 231 Change in cash fl ow hedge reserve 108 Change in liability credit reserve - 15 De fi ned bene fi t remeasurement - 142 Exchange rate di ﬀ erences - 8 Change in treasury shares - 30 Change in employee stock options and share plans - 53 Other changes 1,770 Total changes 51,679 Shareholders' equity end of period Shareholders’ equity increased by € 1 , 770 million, primarily re fl ecting the € 1 , 591 million net result recorded in 1 Q 2023 . Shareholders’ equity per share increased to € 14 . 28 on 31 March 2023 from € 13 . 79 on 31 December 2022 . Consolidated balance sheet ING Press Release 1Q2023 6 31 Dec. 22 31 Mar. 23 31 Dec. 22 31 Mar. 23 in € million 56,632 640,770 321,005 283,417 36,011 336 93,019 39,088 3,048 50,883 15,280 95,918 15,786 54,211 660,189 330,446 269,537 57,852 2,354 114,071 40,914 2,377 70,780 16,496 107,963 16,985 Liabilities Deposits from banks Customer deposits - savings accounts - credit balances on customer accounts - corporate deposits - other Financial liabilities at fair value through pro fi t or loss - trading liabilities - non - trading derivatives - designated as at fair value through pro fi t or loss Other liabilities 1) Debt securities in issue Subordinated loans 87,614 35,104 113,766 56,870 3,893 6,159 46,844 31,625 1,887 29,095 643 48,160 635,506 641,490 - 5,984 1,500 2,446 1,102 10,994 118,002 32,655 139,888 57,343 2,843 5,848 73,854 34,426 1,897 31,937 592 47,722 633,705 639,490 - 5,785 1,520 2,477 1,108 10,685 Assets Cash and balances with central banks Loans and advances to banks Financial assets at fair value through pro fi t or loss - trading assets - non - trading derivatives - designated as at fair value through pro fi t or loss - mandatorily at fair value through pro fi t or loss Financial assets at fair value through OCI - equity securities fair value through OCI - debt securities fair value through OCI - loans and advances fair value through OCI Securities at amortised cost Loans and advances to customers - customer lending 1) - provision for loan losses Investments in associates and joint ventures Property and equipment Intangible assets Other assets 917,405 969,914 Total liabilities 49,909 504 51,679 595 Equity Shareholders' equity Non - controlling interests 50,413 52,274 Total equity 967,817 1,022,188 Total liabilities and equity 967,817 1,022,188 Total assets 1) The comparable data for 31 December 2022 have been lowered by €492 million to re fl ect a late year - end adjustment.

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Mar. 2023	31 Dec. 2022
Shareholders' equity (parent)	51,679	49,909
- Reserved profits not included in CET1 capital	-2,241	-1,411
- Other regulatory adjustments	-850	-537
Regulatory adjustments	-3,091	-1,948
Available common equity Tier 1 capital	**48,588**	**47,961**
Additional Tier 1 securities	7,088	6,295
Regulatory adjustments additional Tier 1	54	60
Available Tier 1 capital	**55,731**	**54,316**
Supplementary capital - Tier 2 bonds	9,178	10,046
Regulatory adjustments Tier 2	-25	-32
Available Total capital	**64,884**	**64,330**
Risk-weighted assets	327,377	331,520
Common equity Tier 1 ratio	**14.8%**	**14.5%**
Tier 1 ratio	17.0%	16.4%
Total capital ratio	19.8%	19.4%
Leverage ratio	**5.0%**	**5.1%**

Capital ratios

The CET1 ratio rose to 14.8% due to increased CET1 capital and lower RWA. CET1 capital increased mainly due to the inclusion of €0.8 billion of the quarterly net profit.

The increase in the Tier 1 ratio reflects the issuance of $1.0 billion of AT1 instruments in February 2023. Tier 2 capital decreased as the €2.2 billion redemption of two Tier 2 instruments more than offset the approximately €1.4 billion dual-tranche Tier 2 issuance in February.

The leverage ratio decreased as the higher leverage exposure was only partly offset by higher Tier 1 capital. As from January 2023, the G-SII buffer requirement (0.5%) has come into effect, increasing the overall leverage ratio requirement to 3.5% in accordance with Article 92(1a) of the capital requirements regulation (CRR).

Risk-weighted assets (RWA)

The decrease in total RWA mainly reflects lower credit RWA.

ING Group: Composition of RWA		
in € billion	31 Mar. 2023	31 Dec. 2022
Credit RWA	278.0	282.6
Operational RWA	35.0	35.0
Market RWA	14.3	13.9
Total RWA	**327.4**	**331.5**

The FX impact on credit RWA was €-1.4 billion and mainly caused by the depreciation of the US dollar against the euro. Excluding currency impacts, credit RWA decreased by €3.1 billion, mainly due to a better overall profile of the loan book (€-1.7 billion) and a decrease for our Russia-related exposures (€-1.3 billion).

Operational RWA remained flat. Market RWA increased by €0.4 billion, mainly due to higher structural FX positions.

Distribution

In line with our distribution policy of a 50% pay-out ratio on resilient net profit, a final cash dividend over 2022 of €0.389 per share was paid on 5 May 2023.

ING has reserved €829 million of the 1Q2023 net profit for distribution. Resilient net profit in 1Q2023 (which is defined as net profit adjusted for significant items not linked to the normal course of business) was €1,659 million. This includes a positive adjustment to the reported net result of €68 million, related to hyperinflation accounting according to IAS 29 in the consolidation of our subsidiary in Turkey.

ING announced today the start of a share buyback programme under which it plans to repurchase ordinary shares of ING Groep, for a maximum total amount of €1.5 billion. The buyback programme will have an impact of roughly 46 basis points on our CET1 ratio.

CET1 requirement

ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 10.73%. This requirement has increased compared with 4Q2022 (10.58%) due to the anticipated phase-in of various countercyclical buffers.

ING's fully loaded CET1 requirement in 1Q2023 was 10.98%, unchanged versus 4Q2022. The increases in the countercyclical buffers, as announced earlier by various macroprudential authorities, will phase in over the coming quarters.

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

ING Press Release 1Q2023

7

Capital, Liquidity and Funding

The intermediate MREL requirements are 27.53% of RWA and 5.97% of leverage exposure. The MREL surplus based on RWA mirrors trends in the Total capital ratio and was furthermore impacted by one instrument that lost MREL eligibility (maturity <1 year). The MREL surplus based on LR mirrors trends in the leverage ratio.

ING Group: MREL requirement		
in € million	31 Mar. 2023	31 Dec. 2022
MREL capacity	100,599	100,922
MREL (as a percentage of RWA)	30.7%	30.4%
MREL (as a percentage of leverage exposure)	8.9%	9.5%
MREL surplus (shortage) based on LR[1]	**33,429**	**37,413**
MREL surplus (shortage) based on RWA	**10,468**	**10,134**

[1] The prior-period surplus has been updated due to a late year-end adjustment.

The prevailing TLAC requirements are 23.24% of RWA and 6.75% of LR. The development in TLAC ratios mirrors trends in MREL.

ING Group: TLAC requirement		
in € million	31 Mar. 2023	31 Dec. 2022
TLAC capacity	100,534	100,857
TLAC (as a percentage of RWA)	30.7%	30.4%
TLAC (as a percentage of leverage exposure)	8.9%	9.5%
TLAC surplus (shortage) based on LR[1]	**24,588**	**29,050**
TLAC surplus (shortage) based on RWA	**24,448**	**24,291**

[1] The prior-period surplus has been updated due to a late year-end adjustment.

Liquidity and funding

In 1Q2023, the 12-month moving average Liquidity Coverage Ratio (LCR) remained stable at 134%, with the total of high-quality liquid assets (HQLA) and both the net inflow and net outflow at similar levels compared with the previous quarter. At the end of 1Q2023, the LCR stood at 137%.

ING takes its relatively high proportion of stable and insured deposits into account in managing its LCR as well as the available stock of ECB-eligible unencumbered assets.

LCR 12-month moving average		
in € billion	31 Mar. 2023	31 Dec. 2022
Level 1	177.2	175.7
Level 2A	5.4	6.1
Level 2B	4.5	4.8
Total HQLA	**187.1**	**186.7**
Outflow	**243.0**	**240.5**
Inflow	**103.3**	**101.4**
LCR	**134%**	**134%**

In 1Q2023 the Net Stable Funding Ratio of ING remained comfortably above the regulatory minimum of 100%.

In 1Q2023, ING repaid €5 billion of its TLTRO III participation. The increase in the balance sheet compared with 4Q2022 was mostly due to growth in professional funding, reflecting seasonal impact and pre-funding of the TLTRO repayment.

ING Group: Loan-to-deposit ratio and funding mix		
in %	31 Mar. 2023	31 Dec. 2022
Loan-to-deposit ratio	0.96	0.99
Key figures		
Customer deposits (private individuals)	48%	51%
Customer deposits (other)	23%	23%
Lending / repurchase agreement	9%	6%
Interbank	5%	6%
CD/CP	4%	3%
Long-term senior debt	9%	8%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position increased by €4.0 billion versus 4Q2022. The increase was driven by the issuance of $1.0 billion AT1, approximately €1.4 billion Tier 2 and €4.0 billion of covered bonds. This was partly offset by the aforementioned redemptions amounting to €2.2 billion.

Long-term debt maturity ladder per currency, 31 March 2023								
in € billion	Total	'23	'24	'25	'26	'27	'28	>'28
EUR	66	5	1	7	7	6	8	31
USD	18	3	1	0	4	3	3	5
Other	10	1	1	1	2	0	1	3
Total	**94**	**8**	**3**	**9**	**13**	**9**	**13**	**39**

Ratings

The ratings and outlook from S&P, Moody's, and Fitch remained unchanged during the quarter.

Credit ratings of ING on 10 May 2023			
	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 1Q2023 8

Risk Management

ING Group: Total credit outstandings[1]

in € million	Credit outstandings 31 Mar. 2023	Credit outstandings 31 Dec. 2022	Stage 2 31 Mar. 2023	Stage 2 31 Dec. 2022	Stage 2 ratio 31 Mar. 2023	Stage 2 ratio 31 Dec. 2022	Stage 3 31 Mar. 2023	Stage 3 31 Dec. 2022	Stage 3 ratio 31 Mar. 2023	Stage 3 ratio 31 Dec. 2022
Residential mortgages	326,274	326,927	11,262	11,877	3.5%	3.6%	2,957	2,886	0.9%	0.9%
of which Netherlands	113,333	113,042	2,006	2,582	1.8%	2.3%	503	482	0.4%	0.4%
of which Belgium	43,602	43,534	5,721	5,972	13.1%	13.7%	1,312	1,284	3.0%	2.9%
of which Germany	91,492	91,166	1,808	1,679	2.0%	1.8%	409	364	0.4%	0.4%
of which Rest of the world	77,847	79,185	1,727	1,643	2.2%	2.1%	733	756	0.9%	1.0%
Consumer lending	26,187	26,393	1,957	2,146	7.5%	8.1%	1,114	1,102	4.3%	4.2%
Business lending	103,454	101,604	13,969	13,739	13.5%	13.5%	3,067	3,072	3.0%	3.0%
of which business lending Netherlands	37,142	37,211	5,427	5,329	14.6%	14.3%	819	827	2.2%	2.2%
of which business lending Belgium	47,269	45,711	4,810	4,819	10.2%	10.5%	1,575	1,606	3.3%	3.5%
Other retail banking	80,211	66,460	645	664	0.8%	1.0%	175	182	0.2%	0.3%
Retail Banking	**536,126**	**521,384**	**27,833**	**28,426**	**5.2%**	**5.5%**	**7,313**	**7,241**	**1.4%**	**1.4%**
Lending	166,414	164,294	21,270	21,567	12.8%	13.1%	3,430	3,583	2.1%	2.2%
Daily Banking & Trade Finance	60,194	67,644	3,204	4,412	5.3%	6.5%	400	419	0.7%	0.6%
Financial Markets	15,603	6,212	575	618	3.7%	9.9%			0.0%	0.0%
Treasury & Other	28,975	25,092	381	359	1.3%	1.4%	53	53	0.2%	0.2%
Wholesale Banking	**271,186**	**263,242**	**25,430**	**26,956**	**9.4%**	**10.2%**	**3,883**	**4,055**	**1.4%**	**1.5%**
Total loan book	**807,311**	**784,626**	**53,263**	**55,382**	**6.6%**	**7.1%**	**11,196**	**11,296**	**1.4%**	**1.4%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance-sheet positions) and Corporate Line.

Credit risk management

Total credit outstandings rose in 1Q2023, mainly due to higher cash and balances with central banks, reflected in 'Other retail banking', Financial Markets, and 'Treasury & Other'. Stage 2 outstandings decreased, mainly driven by a further decline in our Russia-related outstandings. Stage 3 outstandings remained stable.

In 1Q2023, ING Group's stock of provisions decreased slightly, mainly due to write-offs in Stage 3, which were partly offset by the impact of model updates. The Stage 3 coverage ratio declined to 33.5% from 33.9% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

in € million	31 Mar. 2023	31. Dec. 2022	Change
Stage 1 - 12-month ECL	598	581	18
Stage 2 - Lifetime ECL not credit impaired	1,654	1,679	-25
Stage 3 - Lifetime ECL credit impaired	3,755	3,830	-75
Purchased credit impaired	9	11	-2
Total	**6,016**	**6,101**	**-84**

[1] At the end of March 2023, the stock of provisions included provisions for loans and advances to customers (€5,785 million), provisions for loans and advances to central banks (€10 million), loans and advances to banks (€36 million), financial assets at FVOCI (€19 million), securities at amortised cost (€19 million) and ECL provisions for off-balance-sheet exposures (€147 million) recognised as liabilities.

Market risk

The average Value-at-Risk (VaR) for the trading portfolio increased to €14 million from €12 million in 4Q2022.

ING Group: Consolidated VaR trading books 1Q2023

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	2	6	3	2
Equities	2	4	3	2
Interest rate	10	20	13	20
Credit spread	1	10	3	4
Diversification			-7	-6
Total VaR[1]	**11**	**22**	**14**	**22**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering matters, and in the context of significantly increased attention to the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, findings or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non-financial risks.

ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement.

ING Press Release 1Q2023 9

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account

	Retail Benelux			Netherlands			Belgium		
In € million	1Q2023	1Q2022	4Q2022	1Q2023	1Q2022	4Q2022	1Q2023	1Q2022	4Q2022
Profit or loss									
Net interest income - excl. net TLTRO impact	1,337	1,164	1,257	843	757	804	494	407	453
Net interest income - net TLTRO impact	0	23	-214	0	11	-150	0	12	-64
Net fee and commission income	351	334	360	235	209	224	115	125	136
Investment income	3	21	7	3	10	7	1	11	0
Other income	255	164	205	224	101	126	31	63	79
Total income	**1,946**	**1,705**	**1,614**	**1,305**	**1,087**	**1,011**	**641**	**618**	**603**
Expenses excl. regulatory costs	857	787	837	474	435	466	383	351	370
Regulatory costs	270	334	104	93	113	74	177	220	29
Operating expenses	**1,127**	**1,120**	**940**	**567**	**549**	**541**	**560**	**571**	**400**
Gross result	**819**	**585**	**674**	**738**	**539**	**470**	**81**	**47**	**203**
Addition to loan loss provisions	134	-21	50	56	-17	28	78	-4	22
Result before tax	**685**	**607**	**623**	**682**	**556**	**442**	**3**	**51**	**181**
Profitability and efficiency									
Net core lending growth (in € billion)	1.7	1.7	2.1	0.2	0.6	0.4	1.4	1.1	1.7
Net core deposits growth (in € billion)	-1.9	1.7	3.6	-2.6	2.9	2.9	0.7	-1.3	0.7
Cost/income ratio	57.9%	65.7%	58.3%	43.4%	50.5%	53.5%	87.4%	92.5%	66.3%
Risk costs in bps of average customer lending	22	-4	8	15	-4	7	34	-2	10
Return on equity based on 12.5% CET1[1]	18.1%	16.6%	16.8%	31.8%	27.5%	20.2%	-2.1%	2.9%	12.0%
Risk-weighted assets (end of period, in € billion)	85.3	91.9	85.4	50.8	52.3	50.6	34.6	39.6	34.8

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income was supported by a strong increase in liability margins. This was only partly offset by lower interest income from mortgages, mainly due to lower prepayment penalties. Treasury-related interest income declined due to a shift to other income, reflecting activities to benefit from prevailing favourable FX swap interest rate differentials. Sequentially, when excluding the net TLTRO impact, net interest income increased, as higher margins on liabilities more than compensated for the temporary shift in Treasury from interest income to other income.

Fee income rose on both comparable quarters, driven by daily banking. This was supported by an increase in fees for payment packages as from 1 January 2023 and new service fees for business banking, introduced in 2022. The strong increase in other income was attributable to Treasury due to the shift from net interest income to other income.

Net core lending growth was €0.2 billion in 1Q2023, as €0.5 billion of higher mortgage volumes more than compensated for a €0.3 billion decrease in other lending. Net core deposits declined by €2.6 billion and included the impact from operational payments performed by business banking clients in January and a shift from deposits to assets under management.

Expenses excluding regulatory costs increased both year-on-year and sequentially, mostly due to higher staff expenses and an €8 million restructuring provision. Regulatory costs in the first quarter mainly reflected the contribution to the European Single Resolution Fund, which declined compared with 1Q2022 due to a lower tariff.

Risk costs were €56 million and mainly related to model adjustments in the mortgage portfolio.

Retail Belgium (including Luxembourg)

Net interest income increased strongly year-on-year, as higher margins on liabilities more than compensated for mortgage margin compression due to higher funding costs. Sequentially, interest income excluding TLTRO also increased, supported by an upward trend in liability margins, while interest income from lending stabilised.

The decline in fee income year-on-year was mainly due to lower fees on investment products, reflecting lower assets under management in line with market developments. Compared with 4Q2022, net fee income decreased because of higher commissions paid to agents. Investment income in 1Q2022 had included a realised capital gain. Other income in 4Q2022 included a €67 million gain from a legacy entity, while 1Q2022 had included higher Treasury-related income.

Net core lending increased by €1.4 billion and was fully driven by business lending. Net core deposits grew by €0.7 billion.

Expenses excluding regulatory costs increased on both comparable quarters, largely due to automatic salary indexation and €9 million of restructuring expenses. Regulatory costs in the first quarter included the annual Belgian regulatory costs, which declined compared with 1Q2022, reflecting a lower tariff for the European Single Resolution Fund this year and a partial reimbursement of the Belgian bank tax that was paid in 2016.

Risk costs amounted to €78 million and included the impact of model updates for the mortgage and consumer lending portfolios.

ING Press Release 1Q2023

10

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account

	Retail Challengers & Growth Markets			Germany			Other Challengers & Growth Markets		
In € million	1Q2023	1Q2022	4Q2022	1Q2023	1Q2022	4Q2022	1Q2023	1Q2022	4Q2022
Profit or loss									
Net interest income - excl. net TLTRO impact	1,477	1,082	1,373	665	349	568	812	733	804
Net interest income - net TLTRO impact	0	5	-42	0	4	-42	0	1	0
Net fee and commission income	224	275	214	96	136	89	128	139	124
Investment income	9	2	0	3	1	1	5	1	-1
Other income	77	-21	81	-12	62	-14	89	-83	95
Total income	**1,787**	**1,344**	**1,626**	**753**	**552**	**603**	**1,034**	**792**	**1,023**
Expenses excl. regulatory costs	846	752	845	283	258	269	563	495	576
Regulatory costs	120	144	90	40	46	24	80	99	67
Operating expenses	**965**	**897**	**935**	**323**	**303**	**293**	**642**	**593**	**642**
Gross result	**821**	**447**	**691**	**430**	**249**	**310**	**391**	**198**	**381**
Addition to loan loss provisions	108	70	152	33	22	52	75	47	100
Result before tax	**714**	**377**	**539**	**397**	**226**	**258**	**317**	**151**	**281**
Profitability and efficiency									
Net core lending growth (in € billion)	0.5	3.9	0.1	0.3	1.7	0.7	0.3	2.3	-0.6
Net core deposits growth (in € billion)	3.6	-8.7	6.8	0.5	-7.3	3.3	3.1	-1.4	3.4
Cost/income ratio	54.0%	66.7%	57.5%	42.9%	54.9%	48.6%	62.1%	75.0%	62.8%
Risk costs in bps of average customer lending	21	14	29	13	9	21	28	17	37
Return on equity based on 12.5% CET1[1]	19.6%	10.9%	16.1%	28.1%	20.2%	19.2%	14.5%	5.2%	14.1%
Risk-weighted assets (end of period, in € billion)	77.0	76.5	78.2	28.5	28.7	29.8	48.5	47.8	48.4

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany

Net interest income was supported by significantly higher margins on liabilities. Year-on-year, fee income reflected a lower number of brokerage trades in investment products and lower fees from mortgages due to lower brokerage volumes. This was partly compensated by higher daily banking fees. Sequentially, investment product fees increased, reflecting a higher number of trades. Other income declined compared with 1Q2022 when Treasury-related income had been exceptionally high.

Net core lending growth in 1Q2023 was €0.3 billion, driven entirely by mortgages. Net core deposits grew by €0.5 billion.

Operating expenses excluding regulatory costs increased year-on-year, predominantly due to higher marketing expenses to invest in the further growth of our customer base, combined with the impact of inflation on staff expenses. Compared with 4Q2022, which included €10 million of incidental items for staff allowances and restructuring costs, expenses excluding regulatory costs rose, primarily due to investments to support business growth. Regulatory costs were seasonally higher than in 4Q2022 and declined year-on-year due to lower contributions for deposit guarantee schemes.

Risk costs were €33 million and primarily related to consumer lending, driven by collective provisions and a model update.

Retail Other Challengers & Growth Markets

Net interest income was supported by higher margins on liabilities, most notably in Australia and Spain, following increases in central bank interest rates. This more than compensated negative currency impacts and tighter lending margins.

Fee income decreased year-on-year due to lower fees on investment products, reflecting low stock markets and subdued trading activity, and the impact of ING's exit from the French retail market. Sequentially, fees rose slightly. Other income in 4Q2022 included €14 million of income from the final settlement of the transfer of our investment business in France, while 1Q2022 had included a €150 million impairment on our equity stake in TTB. Excluding the aforementioned items, other income increased year-on-year due to higher Treasury results.

Net core lending increased by €0.3 billion in 1Q2023, mainly due to higher business lending in Poland and Turkey. Net core deposits growth was €3.1 billion, driven by net inflows in Poland and Spain.

Expenses in 1Q2023 included €27 million of legal provisions, while 4Q2022 had €10 million of legal provisions and €33 million of incidental items (mainly restructuring costs for France and Turkey). Expenses – excluding regulatory costs and the aforementioned legal provisions and incidental items – were almost flat sequentially, but they rose year-on-year, mainly due to inflationary pressure on staff costs. This was partly offset by savings following the discontinuation of our retail activities in France and the Philippines. Regulatory costs reflect lower DGS and SRF contributions year-on-year.

Risk costs were €75 million and included €46 million for adjustments to the expected future cash flows of CHF-indexed mortgages in Poland.

ING Press Release 1Q2023 11

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account			
		Total Wholesale Banking	
in € million	1Q2023	1Q2022	4Q2022
Profit or loss			
Net interest income - excl. net TLTRO impact	1,059	1,024	1,073
Net interest income - net TLTRO impact	0	37	-77
Net fee and commission income	323	324	318
Investment income	3	6	1
Other income	406	139	192
Total income	**1,791**	**1,530**	**1,507**
of which:			
Lending	807	800	746
Daily Banking & Trade Finance	529	379	443
Financial Markets	349	215	287
Treasury & Other	107	136	31
Total income	**1,791**	**1,530**	**1,507**
Expenses excl. regulatory costs	725	644	775
Regulatory costs	136	171	98
Operating expenses	**860**	**815**	**872**
Gross result	**931**	**715**	**635**
Addition to loan loss provisions	-90	939	65
Result before tax	**1,021**	**-224**	**570**
Profitability and efficiency			
Net core lending growth (in € billion)	-1.2	-5.2	0.9
Net core deposits growth (in € billion)	-0.4	6.3	-3.2
Cost/income ratio	48.0%	53.3%	57.9%
Income over average risk-weighted assets (in bps)[1]	454	391	370
Risk costs in bps of average customer lending	-19	205	13
Return on equity based on 12.5% CET1[2]	15.2%	-4.3%	7.1%
Risk-weighted assets (end of period, in € billion)	156.2	163.9	159.4

[1] Total income divided by average RWA (annualised).
[2] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Net interest income excluding TLTRO rose slightly year-on-year. Net interest income for Payments and Cash Management (PCM) increased significantly, benefiting from higher interest rates. This was largely offset by lower net interest income for Financial Markets, reflecting the increased cost of funding (which was more than compensated by higher other income). Sequentially, interest income excluding TLTRO declined slightly. An increase for PCM was offset by lower interest for Financial Markets and Treasury, which saw a temporary shift from net interest to other income, reflecting activities to benefit from prevailing favourable FX swap interest rate differentials.

Fee income was stable year-on-year, as higher fees in Lending and Financial Markets compensated for a lower deal flow and lower commodity prices in Trade & Commodity Finance. Sequentially, higher fee income in Financial Markets more than offset a decline in Lending and Corporate Finance, which both had a strong 4Q2022.

Other income increased significantly both year-on-year and sequentially. This was mostly due to strong income in Financial Markets, which benefited from market volatility, while 1Q2022 had included negative valuation adjustments after Russia's invasion of Ukraine.

Net core lending decreased by €1.2 billion in 1Q2023, as an increase in Lending was more than offset by a lower utilisation in Working Capital Solutions and the impact of lower commodity prices in Trade & Commodity Finance. Net core deposits declined by €0.4 billion, attributable to Financial Markets, while client accounts remained stable.

Expenses excluding regulatory costs increased year-on-year, mainly due to inflationary impacts on staff expenses, reflecting CLA increases and indexation. Compared with 4Q2022, expenses excluding regulatory costs declined, reflecting lower costs for professional services and IT as well as €10 million of incidental items (mainly restructuring costs) and €15 million of impairments in the prior quarter.

Regulatory costs are seasonally higher in the first quarter of the year. However, they decreased year-on-year, mainly reflecting lower contributions to the European Single Resolution Fund in 1Q2023.

Wholesale Banking recorded a net release of €90 million from loan loss provisions in 1Q2023. This was driven by a €118 million release of Stage 2 provisions for our Russia-related portfolio, mainly due to a further reduction of our exposure. Stage 3 risk costs were limited.

ING Press Release 1Q2023 12

Segment Reporting: Wholesale Banking

Lending income rose year-on-year, supported by an increase in fee income and with higher volumes largely compensating for lower interest margins. Compared with 4Q2022, interest margins stabilised, while other income increased as 4Q2022 was impacted by negative fair value adjustments and secondary sales discounts.

Income from Daily Banking & Trade Finance increased strongly both year-on-year and sequentially, predominantly driven by higher PCM income, which benefited from increased interest rates and higher client volumes. Income for Bank Mendes Gans also rose, partly as a result of higher customer balances. This more than compensated for lower income year-on-year in Trade & Commodity Finance, reflecting lower commodity prices.

Financial Markets delivered a significant increase in income, both year-on-year and sequentially, mainly driven by higher trading results. This was especially visible in Rates, Money Markets, Non-Linear Trading and Credits, as these desks all benefited from volatility and good client flow despite the market turmoil in March. Commission income was up on both prior periods, particularly quarter-on-quarter, driven by a higher deal flow in Global Capital Markets.

The quarterly income of Treasury & Other declined year-on-year as 1Q2022 had included high mark-to-market gains from hedge ineffectiveness and credit default swap positions. Sequentially, the income of Treasury & Other increased significantly, mainly because 4Q2022 contained a €-77 million net TLTRO impact.

ING Press Release 1Q2023 13

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account	Total Corporate Line			Corporate Line excl. IAS 29 impact			IAS 29 impact[1]		
In € million	1Q2023	1Q2022	4Q2022	1Q2023	1Q2022	4Q2022	1Q2023	1Q2022	4Q2022
Profit or loss									
Net interest income - excl. net TLTRO impact	139	63	157	137	63	143	1	0	14
Net interest income - net TLTRO impact	0	18	17	0	18	17	0	0	0
Net fee and commission income	-3	0	-3	-3	0	-5	0	0	1
Investment income	0	0	7	0	0	7	0	0	0
Other income	-94	-60	-58	-23	-60	-25	-70	0	-32
Total income	**43**	**21**	**121**	**111**	**21**	**137**	**-69**	**0**	**-17**
Expenses excl. regulatory costs	118	113	140	114	113	132	4	0	9
Regulatory costs	0	0	0	0	0	0	0	0	0
Operating expenses	**118**	**113**	**140**	**114**	**113**	**131**	**4**	**0**	**9**
Gross result	**-76**	**-92**	**-19**	**-2**	**-92**	**6**	**-73**	**0**	**-26**
Addition to loan loss provisions	0	0	1	0	0	0	0	0	1
Result before tax	**-76**	**-92**	**-21**	**-2**	**-92**	**6**	**-73**	**0**	**-27**
of which:									
Income on capital surplus	20	-10	18	20	-10	18	0	0	0
Foreign currency ratio hedging	143	97	151	143	97	151	0	0	0
Other Group Treasury	-22	-68	-31	-22	-68	-31	0	0	0
Group Treasury	141	19	138	141	19	138	0	0	0
Other Corporate Line	-217	-111	-159	-144	-111	-132	-73	0	-27
Result before tax	**-76**	**-92**	**-21**	**-2**	**-92**	**6**	**-73**	**0**	**-27**
Taxation							-6	0	7
Net result							**-68**	**0**	**-34**

[1] Hyperinflation accounting (IAS 29) has become applicable for ING's subsidiary in Turkey since 2Q2022 with retrospective application from 1 January 2022.

Total income in 1Q2023 included a €-69 million IAS 29 impact, reflecting the application of hyperinflation accounting in the consolidation of our subsidiary in Turkey. Excluding this IAS 29 impact, total income increased by €90 million year-on-year. This was mostly driven by higher results from foreign currency ratio hedging (mainly on the US dollar and Polish zloty) and partially by hedge ineffectiveness and the revaluation of derivatives. Compared with 4Q2022, total income excluding the IAS 29 impact decreased, primarily due to a €17 million TLTRO benefit recorded in the previous quarter.

Operating expenses in 1Q2023 decreased compared with 4Q2022, which included €21 million for allowances to staff in the Netherlands to cover their increased energy costs, as well as a VAT refund. Year-on-year, expenses were relatively stable.

ING Press Release 1Q2023

14

Share information	1Q2023	4Q2022	3Q2022	2Q2022	1Q2022
Shares (in millions, end of period)					
Total number of shares	3,619.5	3,726.5	3,767.3	3,907.0	3,906.9
- Treasury shares	1.0	107.4	41.7	163.9	140.6
- Shares outstanding	3,618.5	3,619.1	3,725.6	3,743.0	3,766.4
Average number of shares	3,619.1	3,683.7	3,728.5	3,760.3	3,770.4
Share price (in euros)					
End of period	10.93	11.39	8.86	9.43	9.51
High	13.49	11.66	9.94	10.52	13.91
Low	10.38	8.80	8.50	8.70	8.47
Net result per share (in euros)	0.44	0.30	0.26	0.31	0.11
Shareholders' equity per share (end of period in euros)	14.28	13.79	13.77	13.79	14.20
Distribution per share (in euros)	-	0.39	0.08	0.40	-
Price/earnings ratio[1]	8.3	11.6	9.5	9.2	8.8
Price/book ratio	0.77	0.83	0.64	0.68	0.67

[1] Four-quarter rolling average.

Financial calendar	
Payment date for final dividend 2022 (NYSE)	Friday 12 May 2023
Publication results 2Q2023	Thursday 3 August 2023
Ex-date for interim dividend in 2023 (Euronext Amsterdam)[1]	Monday 7 August 2023
Record date for interim dividend in 2023 entitlement (Euronext Amsterdam)[1]	Tuesday 8 August 2023
Record date for interim dividend in 2023 entitlement (NYSE)[1]	Monday 14 August 2023
Payment date for interim dividend in 2023 (Euronext Amsterdam)[1]	Monday 14 August 2023
Payment date for interim dividend in 2023 (NYSE)[1]	Monday 21 August 2023
Publication results 3Q2023	Thursday 2 November 2023

[1] Only if any dividend is paid

All dates are provisional.

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 58,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was affirmed 'AA' in September 2022. As of August 2022, Sustainalytics considers ING's management of ESG material risk to be 'strong', and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers Euronext, STOXX, Morningstar and FTSE Russell.

Further information

All publications related to ING's 1Q2023 results can be found at www.ing.com/1q2023, including a video with CEO Steven van Rijswijk. The 'ING ON AIR' video is also available on YouTube.

Additional financial information is available at www.ing.com/ir:
- ING Group Historical Trend Data
- ING Group Results presentation
- ING Group Credit Update presentation

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr.

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15

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2022 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) ongoing and residual effects of the Covid-19 pandemic and related response measures on economic conditions in countries in which ING operates (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in 'benchmark' indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) ING's ability to meet minimum capital and other prudential regulatory requirements (16) changes in regulation of US commodities and derivatives businesses of ING and its customers (17) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (18) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (19) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (20) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (21) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (22) changes in general competitive factors, including ability to increase or maintain market share (23) inability to protect our intellectual property and infringement claims by third parties (24) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (25) changes in credit ratings (26) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters (27) inability to attract and retain key personnel (28) future liabilities under defined benefit retirement plans (29) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (30) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (31) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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